SENIC, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 21 February 2022

SENIC, INC.

Reviewed Consolidated Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the stockholders of SENIC, INC.,

One Commerce Center - 1201 Orange St. #600,

Wilmington, Delaware 19899

I have reviewed the accompanying consolidated financial statements of SENIC, INC., which comprise the consolidated Balance Sheet as of December 31, 2021, and December 31, 2020, and the related consolidated Statements of Income, Cash Flows and Changes in Stockholders' Equity for the years then ended, and the notes to the consolidated financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.



02/21/2022

SENIC, INC.

CONSOLIDTED BALANCE SHEET
AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	710,240	440,560
Accounts receivable		840,819	480,847
Prepaid expenses		7,285	7,867
Inventories		344,938	291,271
Deferred tax assets and benefits receivable		489,965	321,186
Other assets		12,978	17,125
Total current assets		2,406,225	1,558,856
Fixed & Intangible assets:			
Property, plant & equipment		18,549	16,267
(Less accumulated depreciation)		(12,473)	(7,466)
Intangible assets		509,241	509,241
(Less accumulated amortization)		(447,720)	(265,788)
Total Fixed & Intangible Assets		67,597	252,254
Non-current assets:			
Security Deposits		17,797	52,101
Due from Shareholders		400	400
Total non-current assets		18,197	52,501
Total Assets	$	**2,492,019**	**1,863,611**
Liabilities & Stockholders' Equity			
Current liabilities:			
Credit cards		79	673
Deferred tax liabilities and benefits payable		503,791	307,759
Loans, current portion		-	105,232
Convertible debt		234,979	234,979
Accrued interest- Convertible debt		7,854	3,927
Due to shareholders		59	59
Other payables & Provisions		15,782	3,746
Payroll & benefits payable		16,599	8,817
Accounts Payable		1,326,461	521,520
Total current liabilities		2,105,604	1,186,712

The accompanying notes are an integral part of these consolidated financial statements.

SENIC, INC.

CONSOLIDATED BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Non-current Liabilities:			
Security deposits received		11,953	11,953
Loans, net of current portion		1,158,132	837,353
Accrued interest on loans		207,790	208,020
Total non-current liabilities		1,377,875	1,057,326
Total liabilities	$	3,483,479	2,244,038
Stockholders' equity (deficit):			
Common stock, $0.00001 par value, 22,053,673 shares authorized, 10,780,000 and 10,780,000 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		108	108
Additional Paid-in Capital - Common stock		20,392	20,392
Preferred stock, $0.00001 par value, 7,343,852 shares authorized, 7,118,908 and 7,118,908 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		71	71
Additional Paid-in Capital - Preferred stock		5,701,127	5,701,127
Cost of Capital raise- Common stock		(10,451)	(10,451)
Cost of Capital raise- Preferred stock		(20,755)	(20,755)
Retained Earnings (accumulated deficit)		(6,047,385)	(5,672,008)
Net income (loss)		(600,710)	(375,377)
Accumulated other comprehensive income- Foreign currency translation adjustments		(33,857)	(23,534)
Total stockholders' equity (deficit):		**(991,460)**	**(380,427)**
Total Liabilities and stockholders' equity (deficit)	$	**2,492,019**	**1,863,611**

The accompanying notes are an integral part of these consolidated financial statements.

SENIC, INC.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		2021	2020
Revenue:			
Sales	$	3,230,280	2,312,263
Rental & Lease		76,647	49,155
Total revenues		3,306,927	2,361,418
Cost of goods sold		2,132,881	1,249,441
Gross Profit		**1,174,046**	**1,111,977**
Expenses:			
Salaries, benefits & payroll taxes		862,218	753,611
IT software & consumables		4,200	-
Insurance		8,132	4,445
Legal & Professional Services		35,119	44,860
Advertising, marketing & selling		281,184	178,088
Licenses & Concessions		57,502	33,960
Travel		1,209	3,271
Meals & Entertainment		-	5,543
Interest		40,216	26,633
Rent		145,323	136,006
Office supplies & Equipment		5,164	8,731
Monetary transaction fees		56,218	66,724
Freight & Courier		60,098	44,375
Utilities		41,282	36,463
Amortization		171,114	247,026
Depreciation		5,007	4,726
Disposals & Write-offs of fixed assets		495	2,122
Repairs & Maintenance		-	3,177
Miscellaneous expenses		6,315	2,271
Total Expenses		1,780,796	1,602,032
Income from operations (loss)		**(606,750)**	**(490,055)**
Other Income (Expenses):			
Investment subsidies		-	6,346
Expenditure compensation act refund		7,453	17,236
Grants		-	93,735
Other Income (expenses)		(1,413)	(2,639)
Total Other Income (expenses)		**6,040**	**114,678**
Net income (loss) for the year	$	**(600,710)**	**(375,377)**

The accompanying notes are an integral part of these consolidated financial statements

SENIC, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (net of capital raising costs)	Retained earnings (accumulated deficit)	Other comprehensive income	Total
Beginning Balance, December 31, 2019	10,780,000	108	3,404,662	34	2,004,023	(5,672,008)	-	**(3,667,843)**
Issuance of Common stock	-	-	-	-	-	-	-	**-**
Issuance of Preferred stock	-	-	3,714,246	37	3,686,290	-	-	**3,686,327**
Net income (loss)						(375,377)		**(375,377)**
Foreign Currency Translation	-	-	-	-	-	-	(23,534)	**(23,534)**
Ending Balance, December 31, 2020	**10,780,000**	**108**	**7,118,908**	**71**	**5,690,313**	**(6,047,385)**	**(23,534)**	**(380,427)**
Issuance of Common stock	-	-	-	-	-	-	-	**-**
Issuance of Preferred stock	-	-	-	-	-	-	-	**-**
Net income (loss)	-	-	-	-	-	(600,710)	-	**(600,710)**
Foreign Currency Translation	-	-	-	-	-	-	(10,323)	**(10,323)**
Ending Balance, December 31, 2021	**10,780,000**	**108**	**7,118,908**	**71**	**5,690,313**	**(6,648,095)**	**(33,857)**	**(991,460)**

The accompanying notes are an integral part of these consolidated financial statements.

SENIC, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	(600,710)	(375,377)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		5,007	4,726
Amortization		171,114	247,026
Changes in:			
Prepaid expenses		582	1,365
Accounts Receivable		(359,972)	(381,714)
Inventories		(53,667)	(159,280)
Deferred tax assets and benefits receivable		(168,779)	(279,752)
Other assets		4,147	(13,097)
Security Deposits		34,304	-
Credit cards		(594)	(3,751)
Deferred tax liabilities and benefits payable		196,032	292,669
Accrued interest- Convertible debt		3,927	-
Due to shareholders		-	-
Other payables & Provisions		12,036	(4,327)
Payroll & benefits payable		7,782	(14,153)
Accounts Payable		804,941	295,763
Security deposits received		-	-
Accrued interest on loans		(230)	-
Net cash provided (used) by operating activities		**55,920**	**(389,902)**
Cash flow From Investing Activities:			
Acquisitions, fixed assets		(2,282)	(6,609)
Disposals of fixed assets		495	2,122
Net cash provided (used) by investing activities		**(1,787)**	**(4,487)**
Cash flow from Financing Activities			
Issuance of Convertible debt		-	234,979
Loans		215,547	411,582
Preferred stock issuance costs		-	(20,755)
Net cash provided (used) by financing activities		**215,547**	**625,806**
Increase (decrease) in Cash		269,680	231,417
Cash, beginning of year		440,560	209,143
Cash, end of year	$	**710,240**	**440,560**

The accompanying notes are an integral part of these consolidated financial statements.

SENIC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

About the Company & its Nature of operations

SENIC, INC. ('the Company', 'the Parent'), is a corporation formed pursuant to Section 141(f) of the Delaware General Corporation law on April 15, 2013 (the Company was initially incorporated under the name 'MEASUREPHONE, INC.'. The Company operates in the tech hardware & semiconductors industry, offering home controlling equipment for music, lights, and other equipment. The Company currently serves customers in five countries, including Germany, the United States and the United Kingdom.

The Company wholly owns 'SENIC GmbH' ('the Subsidiary); a German limited partnership formed on March 28, 2014. The Company conducts its manufacturing and selling operations in through this subsidiary.

The Company is partnered with Sonos Inc., an American developer and manufacturer of audio products and with Philips Hue for the Philips Hue lightbulbs (these lightbulbs are currently manufactured by Signify N.V.).

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of SENIC, INC. and its wholly owned subsidiary, SENIC GmbH. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Functional and presentation currency

While the Parent's functional and presentation currency is the United States Dollar ("USD"), the Consolidated financial statements include the financials of the German subsidiary whose operations are mainly concentrated in Germany. The functional currency of the subsidiary located in Germany is the Euro ("EUR"). All financial information presented in EUR has been converted to USD. The results and financial position of the subsidiary are translated into presentation currency using the following procedures:

- assets and liabilities for each balance sheet statement presented are translated at the closing rate at the date of that balance sheet statement;

- income and expenses for each income statement presented are translated at exchange rates at the dates of the transactions; and

- all resulting exchange differences are recognized in other comprehensive income.

The consolidated financial statements of the Company have been converted to USD at the prevailing exchange rates at end of December 31, 2021, and December 31, 2020, as follows:

	1 EUR
Closing exchange rate at:	
December 31, 2021	1.1351 USD
December 31, 2020	1.2259 USD

Summary of significant accounting policies:

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses with accumulated losses totaling $6,648,095 and $6,047,385 as of December 31, 2021, and December 31, 2020, respectively.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2023 (one year after the date that the consolidated financial statements were made available). The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

To address this concern, the company plans to raise additional funds through grants, debt, and equity to finance its operations.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and Germany. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

SENIC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021, and December 31, 2020.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from 3 to 5 years.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables.

As of December 31, 2021, and December 31, 2020, the Company had not set-up an allowance for doubtful accounts nor recognized bad debt expense as all receivables were determined collectible by management.

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of software costs that were incurred by the Company as well as the related patents & trademarks.

Software costs that were capitalized consist of fees paid to third parties for services provided to develop the software during the application development stage and payroll related costs for employees who are directly associated with and who devote time to developing the software, to the extent of the time spent directly on the project and activities include but are not limited to coding and testing during the application development stage.

Software includes applications built to control Philips Hue lights and Sonos speakers.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts

The book value of intangible assets totaled $61,521and $243,453 as of December 31, 2021, and December 31, 2020, respectively.

Convertible promissory notes

On August 3, 2020, the Company entered into two convertible promissory note agreements in the amount of EUR 200,000 ($234,979). The notes bear interest at a rate of 5% per annum. The notes are not pre-payable, are convertible to the Company's equity securities and mature on August 3, 2021.

If a qualified financing occurs prior to the maturity date, the notes are automatically converted into conversion shares. The number of conversion shares to be issued upon such conversion will be equal to the quotient obtained by dividing (i) the amount due on the date of conversion by (ii) the conversion price (the lower of (A) 80% of the price paid per share by investors in the qualified financing or (B) $0.9958).

In the event of a Change of Control of the Company prior to the conversion of these notes, at the closing of such Change of Control, at the holder's election, (i) the notes will be converted into that number of Conversion Shares equal to the quotient obtained by dividing the amount due by the conversion price ($0.9958); or (ii) the investor will be paid two (2) times the amount due. At maturity, these notes will be converted into that number of conversion shares equal to the quotient obtained by dividing the Amount Due by the Conversion Price ($0.9958).

As of December 31, 2021, these notes remain outstanding.

SENIC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company's German subsidiary is subject to corporate tax, the solidarity surcharge, local business tax and the Value Added Tax (VAT) on turnover.

Recently issued accounting pronouncements

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02*"), which is codified in ASC *842,* Leases ("ASC *842*") and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018,* the FASB issued ASU *2018-11,* Leases ASC *842:* Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021,* and interim periods within fiscal years beginning after *December 15, 2022.*

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is twenty-two million fifty-three thousand six hundred seventy-three (22,053,673) shares at a par value of $0.00001 per share. The total number of shares of Preferred stock authorized to be issued is seven million three hundred forty-three thousand eight hundred fifty-two (7,343,852) shares at a par value of $0.00001 per share of which 3,404,662 shares have been designated Series Seed Preferred Stock, all of which are issued and outstanding and 3,939,190 shares have been designated Series Seed-1 Preferred Stock, all of which are issued and outstanding.

Common Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Common Stock issued and outstanding was 10,780,000 and 10,780,000, respectively.

Preferred Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Preferred Stock issued and outstanding was 7,118,908 and 7,118,908 shares, respectively.

The Company has reserved 3,059,646 shares of Common Stock for issuance to officers, directors, employees, and consultants of the Company pursuant to a 2016 Stock Plan duly adopted by the Board of Directors and approved by the Company stockholders. Of such reserved shares of Common Stock, 100,000 shares have been issued pursuant to restricted stock purchase agreements, options to purchase 400,000 shares have been granted and 2,559,646 shares of Common Stock remain available for issuance to officers, directors, employees, and consultants pursuant to the Stock Plan.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company evaluated subsequent events through February 1, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.